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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                   FORM 8-A/A
                                 AMENDMENT NO. 1

              FOR THE REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             EMPIRE BANC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


        MICHIGAN                               38-2727982
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(STATE OF INCORPORATION OR ORGANIZATION)       (IRS EMPLOYER IDENTIFICATION NO.)

             1227 FRONT STREET, TRAVERSE CITY, MICHIGAN      49686
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             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)     (ZIP CODE)

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Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be registered                       each class is to be registered
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                                                Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                         -------------------------------
                                 Title of Class


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ITEM 1.  DESCRIPTION OF SECURITIES

     On February 4, 2000, Empire Bank Corporation (the "Company") entered into an Amendment to Rights Agreement, dated as of February 4, 2000 (the "Amendment"), to the Rights Agreement, dated as of December 19, 1990, (the "Rights Agreement") between the Company and Empire National Bank, as Rights Agent (the "Rights Agent"). The Company entered into the Amendment in connection with its entry into an Agreement and Plan of Merger (including the Supplemental Agreement of even date), dated as of February 4, 2000 (collectively, the "Merger Agreement") with Huntington Bancshares Incorporated ("Huntington") pursuant to which the Company would be merged into Huntington. In connection with their entry into the Merger Agreement, the Company and Huntington also entered into a Warrant Purchase Agreement, dated as of February 4, 2000, (the "Warrant Purchase Agreement"), pursuant to which the Company granted Huntington a warrant to purchase under certain circumstances, up to 630,080 shares of Company Common Stock at a price, subject to certain adjustments of $29.00 per share ("Warrant"). The Warrant, if exercised in full, would result in Huntington beneficially owning, before giving effect to the exercise of the Warrant, 19.9 percent of the number of shares of Company Common Stock outstanding. The Company granted the Warrant in fulfillment of a condition and as an inducement to Huntington's entry into the Merger Agreement. The Amendment provides that the Merger Agreement and the Warrant will not trigger the Rights under the Rights Agreement. The Merger Agreement and the Warrant Purchase Agreement were included in Exhibits 2.1 and 2.2, respectively to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on February 9, 2000.

     On December 19, 1990, the Board of Directors of the Company decided a dividend distribution of one Right for each outstanding share of Company Common Stock to shareholders of record at the close of business on December 31, 1990. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, $1.00 par value, (the "Preferred Stock") at a Purchase Price of $50.00 per Unit, subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or shares of Common Stock having a value at the time of exercise equal to the Purchase Price.

     Initially, the Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that could result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after December 31, 1990 will contain a notation incorporating



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the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 19, 2000, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with the Rights.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) an Acquiring Person engaged in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, a transaction occurs which has the effect of increasing such Acquiring Person's ownership interest by more than 1%, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. For example, at an exercise price of $50.00 per Right, each Right would entitle its holders to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50.00. Assuming that the Common Stock had a per share market price of $15.50 at such time, the holder of each valid Right would be entitled to purchase 6.45 shares of Common Stock for $50.00. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Moreover, the Rights shall not be exercisable, and shall be void so long as held, by a holder (a "Nonqualified Holder") in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable. Finally, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights beneficially owned by any Acquiring Person which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The Company may, at its option, at any time after a Stock Acquisition Date and before an Acquiring Person becomes the beneficial owners of more than 50% of the outstanding shares of

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the Common Stock, elect to exchange all outstanding Rights for shares of Common
Stock at an exchange ratio of one share of Common stock per Right, subject to adjustment to prevent dilution as a result of events similar to those set forth in (i) - (iii) of the next paragraph.

     The Purchase Price payable, and in the number of Units of Preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 20 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no right as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued before the Distribution Date so that all such shares will have attached Rights. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company, subject to certain limitations, will issue one Right for


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each share of Common Stock issued or sold pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company, and may issue Rights in certain other circumstances. 50,000 shares of Preferred Stock are reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at their option, at any time until 20 days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

     A copy of the Rights Agreement was previously filed as Exhibit 1 to the Registration Statement on Form 8-A as originally filed by the Company on December 20, 1990. A copy of the Amendment was filed as Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on February 9, 2000. The summary description of the Rights included in this Registration Statement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment, which are incorporated herein by reference.


ITEM 2.   EXHIBITS

1 Rights Agreement dated as of December 19, 1990 between Empire Banc Corporation and Empire National Bank is incorporated by reference to the Company's Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Commission on December 20, 1990.

2 Amendment to Rights Agreement, dated as February 4, 2000, to the Rights Agreement, dated as of December 19, 1990, between Empire Banc Corporation and Empire National Bank, as Rights Agent, is incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on February 9, 2000.


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                                    SIGNATURE

     Pursuant to requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.


                                  EMPIRE BANC CORPORATION


DATED:  FEBRUARY 10, 2000         BY:  /S/WILLIAM T. FITZGERALD, JR.
                                       -----------------------------
                                          WILLIAM T. FITZGERALD, JR.
                                          VICE PRESIDENT AND SECRETARY/TREASURER
                                          (PRINCIPAL FINANCIAL OFFICER)







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